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                    [JONES, DAY, REAVIS & POGUE LETTERHEAD]


                                October 28, 1998

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                                  Re: Form AW
                                      -------

Dear Ladies and Gentlemen:

          On behalf of EBS Litigation, L.L.C. (the "Company"), we hereby request a withdrawal of the Company's previously filed amended Registration Statement on Form 10 (the "Form 10/A") filed on Friday, October 23, 1998. A correct version of the Company's Form 10/A will be filed with the Commission today.

          Please direct any comments or questions regarding this matter to the undersigned (312/269-1564).

                                        Very truly yours,


                                        Eric A. Reeves